Exhibit 99.3

ANNUAL SHAREHOLDERS MEETING OF

EMERA INCORPORATED

NOTICE AND ACCESS NOTIFICATION TO NON-REGISTERED SHAREHOLDERS

MEETING DATE and LOCATION

Date:	Friday, May 12, 2017

Time:	2:00 p.m. Atlantic Time

Place:	Ondaatje Hall, Marion McCain Arts and Social Sciences Building, Dalhousie University 6135 University Avenue, Halifax, Nova Scotia, Canada

Q	WHY AM I RECEIVING THIS NOTICE?

A	As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the annual shareholders meeting (“Meeting”) as well as the 2016 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing out paper copies. This notice provides you information on how to view the Meeting Materials online and / or request paper copies. Accompanying this notice is the voting instruction form that you will need to vote.

Q	WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE?

A	The Meeting Materials can be viewed online at http://www.meetingdocuments.com/cst/ema as of Thursday, April 6, 2017 for a period of one year following the Meeting, or at www.SEDAR.com

Q	HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS?

A

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by calling the phone number, sending an email or accessing the website below:

Phone number: Toll free 1-888-433-6443 (or 1-416-682-3860 for shareholders outside of Canada and the United States)

Email address: fulfilment@canstockta.com

Website: http//www.meetingdocuments.com/cst/ema

Requests for paper copies made before the date of the Meeting will be sent to you within 3 business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 5:00 p.m. Atlantic time on Friday, April 28, 2017. To receive the Meeting Materials prior to the Meeting you should make your request before 5:00 p.m. Atlantic time on Monday, May 1, 2017.

Requests for paper copies of the Meeting Materials can be made until one year following the Meeting.

Q	WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

A	Shareholders are being asked to vote on the following items of business:

	MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE

	1. Election of Directors – elect directors of the Company for the ensuing year.	See page 4 of the Information Circular for more information

	2. Appointment of Auditors – appoint Ernst & Young LLP as auditors for the ensuing year.	See page 4 of the Information Circular for more information

	3. Authorize Remuneration of Auditors – authorize the directors to fix the remuneration of the Auditors.	See page 4 of the Information Circular for more information

	4. Say on Pay – an advisory resolution on the Company’s approach to executive compensation.	See page 4 of the Information Circular for more information

All Shareholders are reminded to review the Information Circular and 2016 Annual Report before voting.

Q	HOW DO I VOTE MY SHARES?

A	If you cannot attend the Meeting, you may vote in any of the following ways. You will need your control number contained in the voting instruction form in order to vote by telephone or via the internet.

Voting Method

To be valid, proxies or voting instructions must be received by no later than 5:00 p.m. Atlantic Time on Thursday, May 11, 2017 or, if the Meeting is adjourned or postponed, by 5:00 p.m. Atlantic Time two business days before the reconvened meeting date (or proxy deadline). Emera reserves the right to accept late voting instructions and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late voting instruction.

Q	WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A	Shareholders with questions about notice and access can call toll free at 1-888-433-6443 (1-416-682-3860 for holders outside of Canada and the United States) or fulfilment@canstockta.com